

August 17, 2010

Helen C. Cary
Chief Executive Officer
SEFE, Inc.
79013 Bayside Court
Indio, California 92203

> Re: **SEFE, Inc.**
> **Form 8-K, as amended**
> **Filed August 3, 2010**
> **Form 10-Q for Fiscal Quarter Ended**
> **June 30, 2010**
> **Filed August 13, 2010**
> **File No. 000-51842**

Dear Ms. Cary:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. After reviewing the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 8-K Filed August 3, 2010

Item 5.01 Changes in Control of Registrant

1. We note your response to comment one in our letter dated July 27, 2010 and the related revisions in your filing. We note the definition of shell company does not require a company to "acquire a business, [acquire] any operational assets, or [acquire] any significant assets or any revenue" in order to cease being a shell company. Therefore, please explain why you believe that the acquisition of these four patents, given that they were received in connection with an assumption of $250,000 in debt and issuance of an approximate 72 percent ownership interest in your company, constitute nominal assets of "insignificant value."

2. Please provide the information required by Item 5.01(a)(4) and 5.01(a)(7) of Form 8-K, as applicable.

Item 1.01 Entry Into a Material Definitive Agreement

3. We note your response to comment three in our letter dated July 27, 2010 and the related revisions in your filing. While the two Bridge Loan Agreements with Lynn Cole Capital Corporation and Serio Capital, Ltd. are listed on your Exhibit List, they have not been filed on EDGAR. Please file these agreements on EDGAR or tell us why you believe this is unnecessary. Please also amend your Form 8-K to add that these loan agreements have been filed pursuant to Item 1.01 of Form 8-K. We reissue comment three in our letter dated July 27, 2010.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

General

4. We note your indication that the Board of Directors authorized the change to your name and that an amendment to the company's articles of incorporation was filed to reflect this change on July 20, 2010. Please tell us why you have not yet filed a Form 8-K reflecting this change, pursuant to Item 5.03 of such form. Please also tell us why the amendment to your articles did not require shareholder approval or, if it did, why you have not, at a minimum, filed an information statement on Schedule 14C notifying shareholders of the actions taken.

Note 7 – Subsequent Events, page 9

5. We note your disclosures concerning the acquisition of the intellectual property of SEFE, Inc. It appears that you paid total consideration of $280,000, comprised of the assumption of $250,000 of debt and the issuance of $30,000 of your common stock, to acquire this intellectual property. Considering the materiality of this transaction to your company, please tell us and disclose in future filings the underlying reasons why you were willing to pay a relatively large amount to acquire this intellectual property. Your response should clarify whether this intellectual property has developed beyond prototypes to a final effective product that is ready to be manufactured on a larger scale, whether you currently have any customers for these atmospheric static electricity collectors, and if not, your progress in marketing these machines and obtaining customers.

Management's Discussion and Analysis of Financial Condition and Plan of Operation, page 10

6. In future filings, please explain why you have opted to change your name and, in light of your acquisition of assets from a company by the same name, whether and to what extent you intend to continue your prior business of distributing candles. Regardless,

please disclose why you acquired such assets and how you intend to utilize them in your business going forward.

Please contact Elizabeth Sellars, Accountant, at (202) 551-3848 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or Mara Ransom, Legal Branch Chief, (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gary A. Agron